UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 888,812
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 888,812

11. Aggregate Amount Beneficially Owned by Each Reporting Person 888,812

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.1%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 888,812
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 888,812

11. Aggregate Amount Beneficially Owned by Each Reporting Person 890,086

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.1%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 776,614
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 776,614

11. Aggregate Amount Beneficially Owned by Each Reporting Person 776,614

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.9%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$5,136,521.53
Shapiro	PF	$7,872.50
DAP	WC	$4,486,420.09

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale"), has expressed concerns over the composition, independence and functioning of Sparton Corporation's ("Sparton" or the "Company") Board of Directors (the "Board").

On August 6, 2007, Lawndale sent the Non-Management directors of Sparton a letter (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) expressing its concern over Sparton's continued operational deterioration and the Board's apparent inaction and failure to provide management oversight and accountability. In the letter, Lawndale made the following requests of Sparton's Board:

* Immediately form a special committee of independent board members, who, with the advice of a reputable financial advisor, explore strategic alternatives to maximize value for all shareholders, including, but not limited to, significant restructuring, management changes and/or sale of the Company or one or more of its divisions in order to maximize value for all shareholders.

* Immediately hire an outside pension consultant to review Sparton's defined pension benefit plan asset allocation to the Company stock, which, at over 25% of plan assets (per the 2006 Sparton Annual Report), recklessly endangers employees' retirement assets.

* Enable employees owning shares in Sparton's employee 401(k) plan to vote their shares anonymously from management scrutiny.

* Immediately begin the necessary action to modify Sparton's Charter to eliminate the Company's staggered board, so that all directors may be elected on an annual basis, which is consistent with best governance practices and the policies in place at a majority of the Fortune 500.

* Establish and enforce share ownership requirements for both management and the Board, mandating minimum stock holding requirements relative to salary and amend equity compensation policies to require a minimum holding period for shares obtained from options exercise.

Lawndale has had discussions with several individuals that it believes are highly qualified, independent and who would be good directors for Sparton. Lawndale has offered the Board its assistance in identifying qualified independent candidates willing to be active and engaged directors and thus improving Sparton's current Board composition. To date, Sparton's Board has rebuffed this offer.

Lawndale has been and may continue to be in contact with management, members of Sparton's Board of Directors, other significant shareholders and others to discuss alternatives that Sparton could employ to maximize shareholder value.

Lawndale acquired the Stock for investment purposes, and Lawndale may from time to time take such actions as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since May 31, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	7/27/2007	400	5.98
DAP	P	7/30/2007	27,587	6.08
LCM	P	7/30/2007	4,200	6.08
DAP	P	8/02/2007	882	6.22

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated August 6, 2007

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003
LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE NON-MANAGEMENT DIRECTORS OF SPARTON CORPORATION

Andrew Shapiro

President

August 6, 2007

Non-Management Directors

c/o Corporate Secretary

Sparton Corporation

2400 E. Ganson St.

Jackson, Michigan 49202

Dear Sparton Board Members,

Lawndale Capital Management, LLC and its affiliates have increased their ownership of Sparton Corp. ("Sparton" or the "Company") to 890,086 shares, constituting 9.1% of the Company, and remains Sparton's largest independent shareholder. We have become increasingly troubled by the Board's inaction and acquiescence to Sparton's perennially underperforming management team-a team that has presided over a decades-long decline in both the Company's book and stock values.

The Company's poor governance mechanisms, including a staggered board (which has now been eliminated from a majority of Fortune 500 companies), the improper stripping of cumulative voting rights and the over allocation by the employee pension to Sparton stock has entrenched the Board and management. As a result, we believe both the Board and management have been insulated from the problems faced by the Company's shareholders, and have failed to take the necessary actions to improve Sparton's business. Sparton's Board needs fresh perspective from qualified and energetic new Board members willing to explore all strategic options to maximize shareholder value and provide necessary oversight and accountability of a management team that has underperformed for years.

The consequences of Sparton's poor governance can be seen in the Company's dismal operating results. In spite of years of worldwide economic expansion, Sparton's management has an extended record of value destruction through ongoing operational mediocrity and recurring "non-recurring" losses. As the Board seems so oblivious to such troubling results, and we don't want to be accused of short-term focus, let us succinctly summarize a whole decade of mismanagement and underperformance.

  Book Value per share has fallen from $10.90 in 1997 to $9.21 in 2007, reflecting a decade's worth of poor operating results and mediocre re-allocation of shareholder capital. Mr. Hockenbrocht has presided over Sparton as a senior executive throughout this time period.

  Executives and directors, demonstrating their own lack of confidence in the Company and its management, routinely and consistently sell their equity holdings in the Company. As a result, while Mr. Hockenbrocht has been President at Sparton since 1978 and received numerous equity grants designed to "encourage management to remain dedicated to maximize long-term shareowner value", he owns less than 1% of Sparton's stock and habitually sells stock below book value upon exercising his options. Sparton's independent directors show a similar lack of confidence in the Company. On average, these directors, excluding the recently appointed Mr. Schrank, own just over 3,500 shares each after sitting on Sparton's board for an average of more than 13 years.

  For years, management has entrenched itself by over-allocating the Sparton employee pension plan (over 25% of plan assets per the 2006 Annual Report) to Sparton stock so that Mr. Hockenbrocht might vote its stock as he sees fit, including voting in 2004 to reduce board accountability through removing shareholders' cumulative voting rights. As a result, while Mr. Hockenbrocht personally sells Sparton stock, he maintains more than a quarter of the Company's employee pension fund assets in Sparton stock, whose votes he alone controls. This reckless over-allocation of Sparton employees' retirement assets to Company stock imprudently jeopardizes employees' retirement funds and flies in the face of lessons learned earlier this decade at companies like Enron and WorldCom. How can the same senior executive who continually disposes of his personal shares below book value consider such a large allocation of employees' retirement funds to Sparton stock prudent? Why should employees' retirement be jeopardized so that Mr. Hockenbrocht can garner enough votes to entrench a lackluster operating team?

  Sparton's operating metrics have struggled despite global prosperity and increased profits at competing firms. Internal growth initiatives designed to offset losses in the core business have failed. While continuing to lose money more than two years since it began operations, the Vietnam facility remains behind budget and underutilized.

  Through the end of July, Sparton's stock is down 29% from a decade ago and down 48% from twenty years ago. The S&P 500 has risen 79% and 619%, respectively.

A decade's worth of shareholder capital abuse reflected in decreased book value and stock market value speaks for itself and, even by Sparton's antiquated standards of corporate governance, justifies action. These depressing results have occurred on this Board's watch. It is inexplicable to us why you have been willing to acquiesce to an arrogant, underperforming management team with little economic stake in the Company. Long-term investors are appalled that senior management has not been held accountable after so many years of deterioration at our Company. How much value must be destroyed before you take belated action? Have the members of the Board forgotten their fiduciary obligations to shareowners? What tangible goals, if any, will management be held accountable to?

In recent months, we have constructively reached out to your Nominating and Corporate Governance Committee offering access to our extensive network of qualified director candidates. When informed, in February, that Sparton's criteria for selecting directors might be modified at an upcoming Board meeting, we immediately requested that Sparton provide us with its revised criteria so that we might provide fitting candidates willing to go through the interview process. Unfortunately, highlighting the Board's disregard for modern governance standards, this simple request from your largest independent shareholder was met with stonewalling, obfuscation and circuitous nonsense. The Board has subsequently named Mr. Schrank to fill a director vacancy. While we find Mr. Schrank's background encouraging, given Sparton's history we do not understand why his appointment was hidden from the Company's shareholders until after it was announced, or why we have not been allowed to meaningfully participate in the process of providing candidates for the Sparton Board.

In light of the perpetual deterioration in Sparton's operating results and on behalf of the Company's long-suffering shareholders, Lawndale makes the following requests of Sparton's Board:

  Immediately form a special committee of independent board members, who, with the advice of a reputable financial advisor, explore strategic alternatives to maximize value for all shareholders - including, but not limited to, significant restructuring, management changes and/or sale of the Company or one or more of its divisions in order to maximize value for all shareholders.

    Immediately hire an outside pension consultant to review Sparton's defined pension benefit plan asset allocation to the Company stock, which, at over 25% of plan assets, recklessly endangers employees' retirement assets.

    Enable employees owning shares in Sparton's employee 401(k) plan to vote their shares anonymously from management scrutiny.

    Immediately begin the necessary action to modify Sparton's Charter to eliminate the Company's staggered board, so that all directors may be elected on an annual basis, which is consistent with best governance practices and the policies in place at a majority of the Fortune 500.

    Establish and enforce share ownership requirements for both management and the Board, mandating minimum stock holding requirements relative to salary and amend equity compensation policies to require a minimum holding period for shares obtained from options exercise.

  We continue to make ourselves available to management, shareowners and board members to discuss ways to improve the Company's governance and performance in an effort to maximize shareholder value.

  Yours Sincerely,

  Andrew E. Shapiro

  President

  Lawndale Capital Management, LLC

  591 Redwood Highway #2345

  Mill Valley, CA 94941

  Phone- 415-389-8258

  Fax- 415-389-0180

  E-mail- lawndale@compuserve.com